Free Writing Prospectus

Filed pursuant to Rule 433

To Prospectus dated March 27, 2017

Preliminary Prospectus Supplement dated September 6, 2019

Registration Statement File No. 333-216966

Verisk Analytics, Inc.

$200,000,000 4.125% Senior Notes due 2029

Pricing Term Sheet

Issuer:	Verisk Analytics, Inc.

Notes Offered:	4.125% Senior Notes due 2029 (the “Notes”). The Notes offered hereby form a part of the series of our currently outstanding 4.125% Senior Notes due 2029 and have the same terms as the existing notes of this series issued by us on March 6, 2019 (the “Existing 2029 Notes”), except the issue date, the offering price and the first interest payment date. The Notes will have the same CUSIP and ISIN numbers as the Existing 2029 Notes and will trade interchangeably with the Existing 2029 Notes immediately upon settlement. The Notes offered hereby and the Existing 2029 Notes previously issued by us will constitute a single series under the Indenture (as defined in the prospectus supplement) for all purposes. Upon issuance of the Notes, the aggregate principal amount outstanding of our 4.125% Senior Notes due 2029 will be $600,000,000.

Ticker:	VRSK

Expected Rating (Moody’s / S&P / Fitch)*:	Baa2 / BBB / BBB+

Aggregate Principal Amount:	$200,000,000

Maturity:	March 15, 2029

Coupon:	4.125%

Public Offering Price:	110.904% of principal amount, plus accrued interest from, and including, September 15, 2019, to, but excluding, September 16, 2019 ($0.11 per $1,000 principal amount)

Re-Offer Yield:	2.780%

Spread to Benchmark Treasury:	+122 basis points

Benchmark Treasury:	1.625% due August 15, 2029

Benchmark Treasury Price / Yield:	100-19 / 1.560%

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2020

Redemption Provisions:

Prior to December 15, 2028, the Notes may be redeemed, in whole or in part, at a “make-whole” redemption price equal to the greater of:

•   100% of the principal amount of the Notes to be redeemed; and

•   the sum of the present values of the remaining scheduled payments (as defined in the prospectus supplement) of the Notes to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury rate (as defined in the prospectus supplement) plus 25 basis points;

in each case, plus accrued and unpaid interest, if any, thereon to, but excluding, the date of redemption.

On or after December 15, 2028, the Notes may be redeemed, in whole or in part, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, thereon to the applicable redemption date.

Settlement:	T+6; September 16, 2019

Denominations:	$2,000 and any integral multiple of $1,000 above that amount

CUSIP / ISIN:	92345Y AF3 / US92345YAF34

Joint Book-Running Managers:	Wells Fargo Securities, LLC J.P. Morgan Securities LLC BofA Securities, Inc. HSBC Securities (USA) Inc.

Additional Information:

We expect that delivery of the Notes will be made to investors on or about September 16, 2019, which will be the sixth New York business day following the date of this prospectus supplement (such settlement being referred to as “T+6”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the delivery of the Notes may be required, by virtue of the fact that the Notes initially settle in T+6, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery should consult their advisors.

*	Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Wells Fargo Securities, LLC toll free at (800) 645-3751 or J.P. Morgan Securities LLC at (212) 834-4533.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying base prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying base prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying base prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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